Mail Stop 4561

April 12, 2006

Keith Sherin
Chief Financial Officer
General Electric Capital Services, Inc.
3135 Easton Turnpike
Fairfield, Connecticut 06828

RE:	General Electric Capital Services, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2004
Filed May 6, 2005
File No. 0-14804

Dear Mr. Sherin,

	We have completed our review of your Form 10-K and have no further comments at this time.


Sincerely,



Paul Cline
Senior Accountant